Exhibit 99.1

INMODE LTD.

Update to Shareholders from the Special Committee of the Board of Directors

October 26, 2026

Dear Shareholders:

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of InMode Ltd. (“InMode” or the “Company”) is writing to provide an update on its continuing work and to reaffirm the principles guiding its review. The Committee remains active and continues to discharge its mandate diligently and independently, with the objective of identifying the course of action that best serves the Company and all of its shareholders.

Continuity of the Committee’s Mandate

Following expiration of the proposal submitted by the group including Meir Shamir and the Company’s Chief Executive Officer, the Board considered it appropriate, in the interest of efficiency and the proper continuation of the process, to keep the Committee in place. Maintaining the Committee preserves continuity and enables its work to proceed within an established framework of independent review.

The Committee’s authority derives from the mandate conferred to it by the Board, not from whether any particular party agrees with its decisions. A party cannot credibly challenge that authority while seeking to rely on that authority when the Committee’s decisions align with that party’s requests or demands. The Committee will continue to exercise its mandate independently and consistently, regardless of whether its decisions are favorable to any particular party.

The Committee’s mandate includes reviewing, evaluating, negotiating and making recommendations concerning acquisition proposals received by the Company and other strategic alternatives, as well as rejecting proposals when it determines that doing so is appropriate. The Committee continues to exercise that mandate with an open mind, without any predetermined outcome.

An Independent and Deliberate Process

The Committee acts independently of management, any individual shareholder and any prospective acquirer. Its work is guided by the fiduciary duties of its members under applicable law and by their independent judgment as to the best interests of the Company and its shareholders as a whole.

The Committee recognizes the importance of a timely and efficient process. At the same time, a responsible evaluation requires careful consideration of the relevant facts, the Company’s financial model and underlying assumptions, the terms and conditions of any proposal, its execution risks and the alternatives available to the Company. Alternatives under consideration include potential returns of capital to shareholders.

Confidentiality and Constructive Engagement

Appropriate confidentiality arrangements are an important part of a responsible transaction process. They facilitate substantive engagement while protecting commercially sensitive information, the Company’s business and the interests of its shareholders.

In connection with the process previously conducted by the Company, many potential bidders signed the Company’s form of non-disclosure agreement without significant comments or issues. That experience provides relevant context for the use of an established confidentiality framework. To date in the current process, no party has agreed to enter into a non-disclosure agreement with the Company. The Committee believes that confidentiality is essential to a fair and orderly process and that the public disclosure of confidential discussions, including through selective leaks, undermines that process and does not serve the interests of the Company or its shareholders.

Shareholder Communications

The Committee understands shareholders’ interest in the progress of its work. It also has a responsibility to preserve the confidentiality of deliberations and negotiations where disclosure could prejudice the process or the Company’s interests. The absence of public commentary on individual discussions should not be taken as an indication that the Committee is inactive or that any outcome has been determined.

Further updates will be provided as appropriate and in accordance with applicable disclosure obligations. There can be no assurance that the Committee’s process will result in a transaction, or as to the timing or terms of a transaction, if any.

The Committee appreciates shareholders’ patience and continued interest.

Sincerely,

The Special Committee of the Board of Directors
InMode Ltd.

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